Exhibit 99.1

All amounts are in United States dollars, unless stated otherwise.

May 29, 2014

Alamos Gold Announces Results of the

Annual General Meeting of Shareholders

Alamos Gold Inc. (TSX: AGI; NYSE: AGI) (“Alamos” or the “Company”) is providing a summary of the voting results of yesterday’s Annual General Meeting of Shareholders (“AGM”).

Results of the AGM

The Company is reporting the voting results of its AGM held on Wednesday, May 28, 2014 in Toronto, Ontario, Canada. The summary of the results are as follows:

Total shares voted:	106,054,806

Total shares issued and outstanding:	127,357,486

Total percentage of shares voted:	83.27%

1. The Election of Directors

Each of the nominee directors listed in Alamos’ management proxy circular dated April 25, 2014 was elected as a director, without a vote by ballot being conducted. Alamos received proxies with regard to voting on the six directors nominated for election, directing as set forth in the table below:

Name of Nominee	Vote For	%	Withhold Vote	%
Anthony Garson	102,021,864	99.17	856,272	0.83
David Gower	101,076,504	98.25	1,801,632	1.75
John A. McCluskey	102,825,363	99.95	52,773	0.05
Paul J. Murphy	102,731,491	99.86	146,645	0.14
Kenneth G. Stowe	101,526,513	98.69	1,351,623	1.31
David Fleck	102,827,860	99.95	50,276	0.05

2. Appointment of Auditors

According to proxies received and vote by show of hands, Ernst & Young LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

Vote For	%	Withhold Vote	%
105,057,650	99.06	997,156	0.94

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $400 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of May 27, 2014, Alamos had 127,357,488 common shares outstanding (139,110,887 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.